May 30, 2007
VIA EDGAR
Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E. Mail Stop 3561
Washington, DC 20649

Re:	Brazil Fast Food Corp. (the “Company”) Form 10-K for the Year Ended December 31, 2006 File No. 000-23278
Dear Mr. Humphrey:
     The Company hereby responds to the Commission staff’s comment letter dated May 15, 2007 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. The Company undertakes to revise its disclosure, where appropriate, in its future filings with the Commission. Please note that for the staff’s convenience, we have recited each of the staff’s comments in bold and provided the Company’s response immediately thereafter.
Form 10-K for the Year Ended December 31, 2006
Management’s Discussion and Analysis
Results of Operations
Other Operating (Expenses)/Income, page 22
1.	We note your disclosure here that, despite improving the collection rate from your franchisees during 2005, you had to write-off approximately R$1.1 million of credit card receivables due to “accumulated administration fees,” which were not previously recorded. Please explain to us the facts and circumstances surrounding the recognition of these accumulated administration fees, including the nature and origin of the costs, the periods to which they relate, the amount related to each period, why they were not previously recognized, and why you believe it is appropriate to recognize a cumulative adjustment and not restate the applicable periods. Include in your response a materiality assessment performed in accordance with SAB 99.

Prior to 2005, credit card sales did not achieve more than 14% of the Company’s total gross sales. From 2004 to 2005, the Company’s annual restaurant sales jumped from R$65.4 million to R$75.5 million and credit card sales reached almost 20% of total sales. Due to the increase of the relevance of this portion of sales, at the end of 2005 the Company started to increase controls regarding credit card receivables and begun to require, clear information from credit card administrators.

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
May 30, 2007

We agreed with our auditors to charge R$1.1 million to 2005 operating results instead of restating previous reports due to the fact that while the credit card statements were available to the Company in the beginning of 2006, the credit card administrators did not provide information for previous years. The statements provided us the information necessary to evaluate the credit card receivables at December 31, 2005. However, the lack of information for previous years precluded the Company from comfortably estimating the amount for each of the previous years. As per SFAS 154, the restatement of prior period financial statements is needed when an error has occurred. We believe that the adjustment subject to discussion is not a correction of an error because there was no information available at the time.

In addition, the boost of sales of 2005, in conjunction with the increase of credit card sales in that year, gave the Company the understanding that the majority of the amount of R$1.1 million had, in fact, occurred during 2005.
Liquidity and Capital Resources, page 29
2.	Please revise your disclosure to discuss your negative working capital position as a known trend. This disclosure should include the facts and circumstances in both your business and the industry that may lead to such a position. Refer to Item 303(a)(1) of Regulation S-K.

Negative working capital has been shown in Company ´s financial statements for several years. In the past, debts denominated in currency other than Brazilian Reais have boosted with maxi devaluation of the Brazilian Real beginning in 1999. A sequence of years with low sales, mainly due to a weak economic environment in Brazil, has worsened the situation and the Company was not able to pay some of its obligations, including taxes. In the following years those past due taxes were renegotiated with different levels of the Brazilian government and were parceled.

With the improvement of the Brazilian economy since 2002, the Company ´s sales increased and the Company started to reduce its liabilities position. In 2003 the Company rescheduled a great portion of its debts to long term. Continued improvement of sales caused the Company to (i) drastically reduce its debts with financial institutions during 2005, and (ii) extinguish those debts and reverse its financial position to present time deposits with financial institutions at the end of 2006. The enhancement of the collection rate from the Company ´s franchisees commencing in 2005 also strengthened the Company current assets. During the first quarter of 2007, the Company maintained this positive scenario and was able to end up computing a positive working capital.

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
May 30, 2007

We believe that the summary given above has been discussed in detail in different sections of our latest SEC reports and we believe that adequate disclosure of our financial position was provided in our annual and quarterly reports. However, we will summarize the information above in the Company’s future SEC filings.
Financial Statements
Consolidated Statements of Operations, page F-5
3.	We note that you have altered the presentation in your selected financial data for consistency with the presentation on the face of your consolidated statements of income. As stated in our previous comment 4 in our letter of June 6, 2005, we believe that your income statement format should comply more closely with the guidance set forth in Rule 5-03 of Regulation S-X. Specifically, we would generally expect to see a total for net sales and gross revenues presented, as specified by Rule 5-03(b)(1). Your various operating costs and expenses should follow. We believe that a format more comparable to the 2004 presentation of selected financial data is more appropriate. Please revise your financial statements or tell us in your response why such a revision in not required. Please continue to note that we will not object if you wish to augment your MD&A to also include a separate discussion of the impact of your franchise operations where you believe the information would be appropriate to an understanding of your business.

As per the staff’s comment in its comment letter dated June 6, 2005, the Company had previously modified its presentation of the selected financial data to conform to the Consolidation Statement of Operations format.

We have changed this format for the same reasons discussed in our response to the SEC’s comment letter of June 6, 2005: our Board of Directors and our main stockholders used this format to measure the Company’s performance and we believed that presenting this same format to other investors would represent excellent transparency.

However, if you still believe that our income statement format should comply more closely with the guidance set forth in Rule 5-03 of SEC Regulation, we will return to our previous income statement format. For the Company’s quarterly report for quarter ended June 30, 2007, we will change the structure of our income statement in order to present net sales and gross revenues and follow with our various cost and expenses.

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
May 30, 2007

4.	As a related matter, please explain to us why you have not considered exclusivity agreements as a revenue item and why the components of “other” that appear to relate to certain other income statement line items have not been included as part of those captions. Address in your response each line item presented in the table on page 20. For example, please explain why none of the components of the line item “Reassessed Tax and Other Tax Adjustments” are considered to be income tax items.

As explained before on our response to the SEC’s comment letter dated June 6, 2005, our intention with our income statement format was to show operating results separately by income generated by the Company’s own-operated restaurants and income provided by franchise business.

There is some income such as rebates and exclusivity agreements that derive from negotiations with our suppliers considering their level of sales to the whole chain (our restaurants as well as franchisees). Accordingly, this income could not be directly attributed to any of own restaurant income or franchise business and we believe that it would be better presented with other captions that support both activities (administrative expenses and selling expenses).

All of the lines presented in the table on page 20 of the Form 10-K were put together as other income/expense for this same reason: they could not be directly attributed to a specific kind of business.

“Reassessed Tax and Other Tax Adjustment” are related to several types of taxes that exist in Brazil which are not related to income tax. For this reason they were not included in the Income Tax caption, at the operation results.

As explained in our response to comment 3 above, we will present our income statement in our old format in the Company’s future SEC filings and therefore, income from rebates, exclusivity agreements and property leasing will be added as Gross Revenues.
Note 2 — Summary of Significant Accounting Policies
Marketing Expense, Marketing Fund, and Advertising Expenses. -page F-10
5.	We note your disclosure here and on page 21 that you recognize your “own” marketing expense as incurred, but you do not address your policy for franchisee financed marketing expense. We also note that your income statement line item relating to marketing expense is called “Marketing (Expenses)/Income.” Please explain to us how you record marketing expenses incurred on behalf of your

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
May 30, 2007

franchises, and how such expenditures relate to your recognition of marketing fees charged to such franchises.

The caption Marketing fund — liability account — is formed by contributions from franchisees and from VENBO, and is calculated on an average percentage of 4% over respective store sales. This fund, managed by VENBO, represents an obligation of VENBO to perform all marketing campaigns of Bob’s chain.

Therefore, the contributions from franchisees, as marketing fees, are recorded on accrual basis, in the assets as accounts receivables and cross entry in the liabilities as marketing fund. The contributions due by VENBO are recorded on accrual basis, as marketing expenses and cross entry in liabilities as marketing fund.

The balances presented on December 31, 2006 in the caption Marketing fund represent contributions made by VENBO and by the franchisees, but not used in campaigns yet. Thus, these balances are, as agreed with the franchisees chain, an obligation of VENBO on that date.

6.	Please explain to us how you have considered the “non-invested marketing fund” in your income statement. Specifically address in your response why you have recorded the balance of the unused funds in your balance sheet as accounts payable and accrued expenses, and why you consider these items liabilities if the reserve is to finance marketing campaigns in the following year. In this regard, we assume that you conduct and pay for all of the marketing campaigns and that you do not reimburse the franchisees for marketing expenditures they have incurred on their own. Please confirm or advise.

Please note the Company’s response to comment 5 above.
Note 9 — Taxation, page F-16
7.	We note your disclosure here and within MD&A that you determine your valuation allowance by evaluation of net deferred tax assets. Paragraph 17 of SFAS 109 requires the measurement of total deferred tax assets, and the reduction of such total by a valuation allowance in the amount determined by the procedures governed by paragraph 21 of SFAS 109. Please confirm to us and revise your disclosure throughout your filing to indicate that you have assessed the valuation allowance based on total deferred tax assets, and not deferred tax assets net of deferred tax liabilities, or reperform your evaluation of the realization of total deferred tax assets and revise your document, as appropriate.

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
May 30, 2007

We couldn’t respond to comments 7 and 8 in due time. We have consulted our external tax consultants but we haven’t yet received their contribution or guidance. We kindly ask the staff for five more business days to complete our responses to these comments.

8.	As a related matter, please revise your disclosure on page 20 within MD&A to indicate that deferred tax assets were recorded, but reduced by a valuation allowance. Currently your disclosure in MD&A appears to indicate that no deferred tax assets were recorded until the current year, while your financial statement disclosure appears to indicate that a valuation allowance on recorded deferred tax assets was de-recognized.

Please note our response to Comment 7 above.
     The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of disclosure in the filing; (2) the staff’s comments or changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you.

Sincerely,
/s/ Ricardo F. Bomeny
Ricardo Figueirelo Bomeny
Chief Executive Officer and Acting Chief Financial Officer Brazil Fast Food Corp.

cc:	Mr. Bradley D. Houser Akerman Senterfitt